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                                                             September 15, 2010


Mr. Jeff Jaramillo, Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Comments on Form 10-K for the year ended December 31, 2009
File No. 000-03936

Dear Mr. Jaramillo:

     Pursuant to your letter addressed to Mr. Mitchell Binder, Chief Financial Officer, dated September 9, 2010, enclosed is our response to your comments as requested in your letter. Our responses have been keyed to your comments.

Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010
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Item 31.1
---------

As requested, we have filed an amendment to Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010 that include new, corrected and currently dated certifications. Such amendment will consist of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certifications, as requested in your letter.

In addition to our response above, the Company acknowledges the following:

a. The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
b. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this filing, please contact me at 631-435-8300.


Very truly yours,
ORBIT INTERNATIONAL CORP.


/s/ Mitchell Binder
Mitchell Binder
Executive Vice President


Enclosure
cc: Irvin Brum, Ruskin Moscou Faltischek, P.C.